Exhibit 99.2

SIX CONTINENTS PLC

1st October 2002

Not for release, publication or distribution in whole or in part in or into The Netherlands

Proposed Separation and Return of Capital

Summary
The Board of Six Continents PLC (“Six Continents”) announces the proposed separation of the group's hotels and soft drinks businesses (“Hotels”) from the retail business (“Retail”) and the return of £700m of capital to shareholders. This will create separately listed hotel and retail companies, each better placed to pursue their individual strategies and drive their operational development. In the Board’s view this will enhance their ability to generate value for shareholders.

The Board also announces its intention to recommend a final dividend for 2002 of £210m and declare an interim dividend for 2003 of approximately £60m, giving a total return over the period to separation of £970m.

Conditions in the hotel industry remain difficult, but asset prices have stayed at levels which mean that value enhancing acquisitions have not become available.

Over the last five years Six Continents has been transformed from a leisure conglomerate into a group focused on two principal businesses, hotels and pubs and restaurants. Both businesses have developed powerful market positions with strong brand portfolios. Hotels is one of the leading global hotel companies and Retail is the leading operator of managed pubs and restaurants in the UK.

Therefore, the Board proposes that the return of surplus capital is accompanied by the separation of the businesses. Through the separation, in return for their shares in Six Continents, shareholders will receive shares in Hotels, and shares in Retail. The Board intends that Shareholders will also receive 81p per existing share in cash. This would mean that Six Continents will have returned £3bn to shareholders from 1997 to the date of separation being a return of £1.55bn in capital and £1.45bn in dividends.

Separation benefits
The separation will have the following benefits:

•	Two separate UK listed companies offering discrete investment propositions and with clear market valuations.

•	Greater flexibility for Hotels and Retail to manage their own resources and pursue strategies appropriate to their markets, which have different characteristics and opportunities.

•	Management rewards more directly aligned with business and stock market performances, helping to attract, retain and motivate the best people.

•	Sharpened management focus, helping the two businesses maximise their performance and make full use of their available resources.

•	Improved ability for Hotels and Retail to develop their strong positions through participation in industry restructuring and consolidation, if appropriate.

•	Transparent capital structure and efficient balance sheet for each business.

Capital structure and return of capital
Standard & Poor's and Moody's have given guidance that on the basis of discussions which have taken place they expect Hotels to be rated BBB/Baa2 on completion of the separation. The management of Hotels is committed to retaining investment grade credit ratings.

Standard & Poor’s and Moody’s have also given guidance that they expect Retail to be rated BBB–/Baa3. The management of Retail believe this is compatible with its strategy and its desire to retain investment grade credit ratings.

The Board of Six Continents intends, absent a material change in circumstances in the trading environment or capital markets, to return £700m to shareholders at the time of the separation. The estimated debt as at 30 September 2003 following separation and the proposed return of capital will be around £1.3bn in Hotels and around £1.3bn in Retail. This is after intended 2003 capital expenditure of the order of £500m in Hotels and £175m in Retail.

Dividends
Based on today’s trading update, the Board of Six Continents expects to recommend a final dividend for 2002 of 24.6p per share, resulting in a total dividend for the year of 35.3p per share, an increase of 2.9% on 2001.

In 2003, the Board of Six Continents intends to declare a dividend for the period prior to separation of 6.6p per existing Six Continents share. The management of Hotels and Retail intend to establish progressive dividend policies that are appropriate to their strategies.

Six Continents’ share capital will be consolidated on the basis of the return of funds as a proportion of the market capitalisation of Six Continents prior to separation. Accordingly, references below to proposed dividend payments take account of this consolidation.

The management of Hotels intends to recommend that a final dividend for 2003 and an interim dividend for 2004 totalling 13.5p per new Hotel share is declared, and will seek to grow dividends in real terms and build cover over time as the hotel cycle improves.

The management of Retail intends to recommend that a final dividend for 2003 and an interim dividend for 2004 totalling 8.5p per new Retail share is declared, and to grow dividends in real terms.

In both cases the final dividend is expected to account for around 70% of the total annual dividend per share.

After the appropriate share consolidation arising from the return of funds, this is expected to result in a reduction in aggregate dividends per share of approximately 38% in the first year after separation compared to the expected 2002 total dividend per share.

Management & Board
The management structures of the two companies will be as follows:

	Hotels	Retail
Non-Executive Chairman	Sir Ian Prosser*	Roger Carr*
Chief Executive	Richard North*	Tim Clarke*
Finance Director	Richard Solomons*	Karim Naffah*
Senior Operational Management	David Bland(EMEA) Richard Hartman(Asia Pacific) Stevan Porter (Americas)	Mike Bramley* (Pubs & Bars) Tony Hughes*(Restaurants)
* = board member

At the request of the Board, Sir Ian Prosser has agreed to stay on as Non–Executive Chairman of the Hotels company from July 2003 to 31st December 2003.

Further appointments to both Boards will be made prior to the listing of the two businesses and in respect of Hotels will include one or more executive directors with operational experience.

(Full biographies of all the above individuals can be found at www.sixcontinents.com)

Commenting on today’s announcement, Sir Ian Prosser, Chairman of Six Continents, said:

“Over the past five years we have narrowed our business focus and have paid significant sums to our shareholders. The progression of this strategy is the separation of our Hotels and Soft Drinks businesses from the Retail business combined with a return of £700m. Our Hotel and Retail businesses are both very strong businesses with great potential.”

Tim Clarke commented:
“I look forward to the benefits that additional management focus and appropriate balance sheets that separating the two businesses will provide. Our Retail business has a strong track record. With proven retail brands and a strong pipeline, I am very confident about our prospects.”

Richard North commented:
“We have a great Hotels business, with the enviable combination of first class people and a strong global brand portfolio. As a separate company we will build on the Hotels business’s leading positions to increase market penetration, operational efficiencies and return on capital employed.”

Listing
Both companies will have their primary listings on the London Stock Exchange.

Treatment of Bonds
Six Continents is mindful of the position of the holders (“Bondholders”) of its debentures and notes (“Bonds”) with regards to the proposed change in the company’s structure. Therefore the company and its advisors plan in the coming weeks to approach the Trustee of the Bonds and Bondholders directly (and through the Association of British Insurers) to discuss the position of the Bonds going forward.

The company notes to holders of the outstanding US$300m 6.625% bond due March 2003, that this bond will mature before the anticipated completion date of the separation.

Timetable
It is expected that full details of the proposed separation will be sent to shareholders early in 2003. The expected timetable is subject to, among other factors, the approval of Hotels and Retail listing documentation by the UK Listing Authority as well as the review by the US Securities and Exchange Commission of certain documentation. Material changes in circumstances in the trading environment or capital markets may cause the Board to reconsider the proposed return of £700m to shareholders. The separation will be subject to approval by Six Continents’ shareholders and the High Court and any necessary consents from the Trustee or noteholders, and is not expected to become effective before April 2003.

Trading Update
In a separate announcement, Six Continents has today released its year end trading update.

Presentation
A presentation for analysts and investors will take place at 9:30am today at the Merrill Lynch Financial Centre, 100 Newgate Street, London, EC1.

HOTELS

Hotels is a leading international business operating a portfolio of strong brands including InterContinental, Crowne Plaza, Holiday Inn, Holiday Inn Express and Staybridge Suites. It is also the most global brand owner with more than 3,300 hotels and 515,000 rooms in nearly 100 countries and territories across six continents.

Hotels generated pre–exceptional operating profits of £427m on revenues of £1.9bn in the year to September 2001.

Britvic, in which Six Continents has a controlling share, will remain with Hotels. There will be no changes to the structure or management of Britvic which is one of the UK’s leading branded soft drinks businesses with brands that include Robinsons, Tango, Amé and Purdeys. Britvic also has the GB franchise for Pepsi.

Britvic generated pre–exceptional operating profits of £57m on revenues of £571m in the year to September 2001.

Strategy
Hotels continuing strategy will be to leverage its competitive position as the world's most global hotel brand owner and drive high returns from brand ownership by:

•	using our worldwide experience further to develop strongly differentiated hotel brand offers that appeal to the high value market segments in which Hotels can build a sustainable competitive advantage;

•	leveraging the synergies of the global system scale in revenue generation and operations to build RevPAR and GOP premiums for its brands in their target markets and to operate a highly efficient support infrastructure;

•	using this superior performance to create an unparalleled network of upscale hotels and domestic depth for midscale hotels in major markets;

•	redeploying capital from owned and leased assets once superior performance is achieved; and

•	continuing to develop our people to ensure consistently high service delivery.

Develop high quality, differentiated brands: Our brands are amongst the most widely recognised in the lodging sector and the portfolio of brands provides scope to capture demand across a range of segments. Hotels intends to continue to invest in the development of its existing brands through a targeted programme of new hotel investments, quality upgrades, service developments and product hallmarks. Hotels will also continue to develop new brand concepts that leverage its existing franchise infrastructure and have high distribution potential, as previously achieved with the launch of Holiday Inn Express and Staybridge.

Leverage global system economies: Hotels will continue to leverage its global system scale in revenue generation and operations to drive RevPAR and GOP premiums over its competitors. This will be achieved by continuing to use the investment power of the global system to maximise the competitive advantage afforded by their worldwide brand marketing programme, sales force, reservations system and loyalty programmes (Priority Club Rewards and Six Continents Club) to drive guests to our business hotels, with a particular focus on leveraging high value international travel between the markets in which the business has a strong presence.

Network: Hotels also intends to grow its network of upscale hotels and to build domestic depth for midscale in major markets, partly by franchising and taking on management contracts and partly by selectively investing capital in assets which either provide significant trial opportunities for the brand or offer an opportunity to demonstrate brand value by greater revenue delivery and operational efficiency. In upscale, Hotels will focus on driving further distribution for the InterContinental and Crowne Plaza brands in key gateway cities and resorts worldwide. In midscale, Hotels will focus on increasing the depth of penetration for Holiday Inn and Express in selected international markets.

Optimise capital redeployment: Management intends to progressively increase its income from management and franchise contracts, redeploying capital resources from owned and leased assets once superior performance has been achieved.

RETAIL

Retail is the leading UK operator of managed pubs, bars and restaurants.

Retail has a wide portfolio of leading and long–established brands including All Bar One, Browns, Vintage Inns, Harvester, Toby Carvery, O’Neills, Scream and Hollywood Bowl providing targeted offers for specific consumer groups and occasions.

Retail’s high quality estate comprises over 2,000 sites, of which over 1,100 are branded outlets, spread across residential and city centre locations throughout the UK, and over 30 sites in Germany. Retail has retained the best of the sites from the former Bass estate and was able to cherry pick the highest potential former Allied Domecq outlets which it acquired from Punch. Retail has added selectively to this estate with carefully screened individual site acquisitions. Retail accounts for c.3% of the industry by number of outlets but has an estimated market share of c.9% by sales.

Retail generated ongoing operating profits of £274m on revenues of £1.4bn in the year to September 2001, delivering a post–tax cash return on cash capital employed of over 10%, well in excess of Retail’s estimated cost of capital.

Strategy
Retail's continuing strategy will be to reinforce its market leadership, through driving both growth and returns through:

•	creating and sustaining consumer brands and formats with high levels of amenity, service and value;

•	developing prime sites into these brands and formats; and

•	maximising the benefits from corporate, brand and unit scale.

In each outlet, we empower and motivate our staff to deliver excellent standards through a combination of technical and service training, incentive schemes and constant attention to detail.

This investment strategy contrasts with the increasingly prevalent industry model of leased pub companies, with high financial leverage extracting cash to service debt commitments.

Brand and concept development: Retail will continue to evolve its existing brands and formats through consumer insight and operational delivery; and the business will develop new concepts to target additional growth opportunities. Retail has a strong track record of new brand development, having created All Bar One, O’Neill’s, Scream and Vintage Inns between 1994 and 1996, and then rolled them out to a total of over 400 outlets. More recently Ember Inns, Sizzling Pub Company and Arena, all of which were introduced since 1999, have already experienced significant success, with more than 270 sites converted to these brands.

Development pipeline: Retail has substantial growth potential from converting an existing pipeline of some 500 sites to its brands and formats in order to drive strong sales uplifts and high returns on investment. In addition the business will continue to look for additional new site acquisitions which have high unit sales potential. Retail intends to focus its investment on the residential pub and pub/restaurant segments where the balance of supply and demand is particularly attractive. The business will also continue its programme of disciplined maintenance investment on existing sites to sustain amenity levels.

Leverage scale economies: The development of high–take, high return outlets in scale brands drives overall sales growth and enables Retail to improve margins through benefits in purchasing, overheads and at outlet level:

•	Unit scale: with average sales per pub per week of over £14,000, Retail’s sites are almost three times larger than the industry average, driving improved labour productivity.

•	Brand scale: Retail has eight brands with more than 50 outlets, enabling economies of scale in areas such as advertising, promotions, training and menu development.

•	Corporate scale: As the largest managed pub and restaurant company in the UK, Retail can benefit from leveraging central overheads and IT systems over a greater number of units and from driving economies of scale in food and drink purchasing.

Forward Looking Statement
This announcement contains certain forward–looking statements as defined under US law (Section 21E of the Securities Exchange Act of 1934). Such statements include, but are not limited to, statements made by Management about the separation of the group, the proposed return of capital and the proposed dividend, capital expenditure and the year end debt. These forward–looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward–looking statements often use words such as ‘target’, ‘expect’, ‘intend’, ‘believe’ or other words of similar meaning.

By their nature, forward–looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by such forward–looking statements, including, but not limited to: political and other events that impact domestic or international travel; developments in the international debt and equity markets and the related availability of credit, including as a result of changes in applicable ratings; levels of consumer and business spending in major economies where Six Continents does business; changes in consumer tastes and preferences, levels of marketing and promotional expenditure by Six Continents and its competitors; significant fluctuations in exchange, interest and tax rates; the effects of the proposed separation of the hotels and drinks business and the retail business or of future business combinations, a cquisitions or dispositions; legal and regulatory developments, including European Union employment legislation and regulation in the leisure retailing industry in countries in which Six Continents operates; the ability of Six Continents to maintain appropriate levels of insurance; and changes in the cost and availability of raw materials, key personnel and changes in supplier dynamics.

Other factors that could affect the business and the financial results are described in Item 3 Key Information – Risk Factors in the Six Continents Form 20–F for the financial year ended 30 September 2001 filed with the United States Securities and Exchange Commission.

This announcement does not constitute an offer or invitation to purchase securities.

Salomon Brothers International Limited, trading as Schroder Salomon Smith Barney (“Schroder Salomon Smith Barney”) is acting for Six Continents and no one else in connection with the proposed separation and return of capital and will not be responsible to any other person for providing the protections afforded to clients of Schroder Salomon Smith Barney or for providing advice in relation to the proposed separation and return of capital.

This announcement for which the directors of Six Continents PLC are responsible has been issued by Six Continents PLC and has been approved solely for the purposes of Section 21 of the Financial Services and Markets

Act 2000 by Schroder Salomon Smith Barney of Citigroup Centre, 33 Canada Square, Canary Wharf, London E14 5LB.

For further information, please contact:
Mark Rigby, Corporate Affairs	+44 (0)20 7409 8105
Alastair Scott, Investor Relations	+44 (0)20 7355 6532